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summus ltd



June 1, 2000



Dr. Bjorn Jawerth
Chairman
Board of Directors
High Speed Net Solutions, Inc.

Dear Bjorn,

I respectfully tender my resignation as a member of the board of directors of High Speed Net Solutions, Inc.

The management of Summus requires my full attention and i will not be able to devote the time necessary to fulfill my responsibilities on the board.

Sincerely,

/S/ W B Silvernail

W. Bradford Silvernail
Chief Executive Officer
Summus Limited










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